Exhibit 16.1

November 29, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: VolitionRX Limited

We have read the statements that we understand VolitionRX Limited will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements under made under Item 4.01.

Yours truly,

/s/ Madsen & Associates CPA’s, Inc.